ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
Kathleen.Nichols@ropesgray.com

September 23, 2019

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:                             PNC Funds (the “Trust”) (Registration Nos. 811-04416 and 033-00488)

Responses to Comments on Post-Effective Amendment No. 144

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2019 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 144 to its registration statement.  PEA No. 144 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on July 29, 2019 and was designated to become effective sixty days after filing.  PEA No. 144 was filed in connection with the Trust’s annual update to its registration statement and related only to PNC Balanced Allocation Fund, PNC Emerging Markets Equity Fund, PNC International Equity Fund, PNC International Growth Fund, PNC Multi-Factor All Cap Fund, PNC Multi-Factor Large Cap Growth Fund, PNC Multi-Factor Large Cap Value Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC Small Cap Fund, PNC Total Return Advantage Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Tax Exempt Limited Maturity Bond Fund, PNC Government Money Market Fund,  PNC Treasury Money Market Fund, and PNC Treasury Plus Money Market Fund (each, a “Fund,” and together, the “Funds”).  The Trust intends to file a future PEA pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement (the “485(b) Amendment”).

To the extent that a comment set forth below applies to more than one Fund, the Trust responds on behalf of all relevant Funds.

*    *    *    *    *    *

1.              Comment:   The Staff noted that certain portions of the filing are incomplete (e.g., fee table information and portfolio turnover rates). Please provide the Staff with the missing disclosure by correspondence filing prior to filing the 485(b) Amendment to accommodate the Staff’s review.

Response: It is the Trust’s understanding that it is general industry practice to file Rule 485(a) filings with the expense tables and related financial information incomplete as that information is generally not available at the time of filing. The Trust respectfully declines to provide the complete expense tables prior to filing the 485(b) Amendment, but confirms that such information will be completed before the filing goes effective.

2.              Comment:   The Staff noted that the principal risks for each Fund is provided in alphabetical order. The Staff requests that the Trust revise the disclosure for each Fund to prioritize the principal risks so that those risks most likely to adversely affect a Fund’s net asset value (“NAV”), yield, and total return are listed first. Further the Staff notes that after such listing, the remaining risks may be provided in alphabetical order.  In connection with this comment, the Staff directs the Trust to the Accounting and Disclosure Information titled 2019-08- Improving Principal Risks Disclosure.

Response: The Trust respectfully declines to make the requested change at this time.

3.              Comment:   With respect to each Fund that may invest in mortgage- and/or asset-backed securities as a principal investment strategy, please disclose supplementally what percentage of each such Fund’s net assets are invested in mortgage- or other asset-backed securities rated below investment grade. If such exposure reflects that the Fund invests principally in such instruments, the Staff requests that each applicable Fund add disclosure as to its investments in mortgage- or other asset-backed securities rated below investment grade.

Response: As of June 30, 2019, PNC Balanced Allocation Fund and PNC Total Return Advantage Fund, had 2.2% and 7.5%, respectively, of net assets invested in mortgage- or other asset-backed securities rated below investment grade. As of June 30, 2019, PNC Ultra Short Bond Fund has no assets in such investments. The Trust believes that the principal risks disclosed for PNC Balanced Allocation Fund and PNC Total Return Advantage Fund appropriately describe those risks to which each Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. Based on the foregoing, the Trust respectfully decline to add specific disclosure regarding investments in mortgage- or other asset-backed securities rated below investment grade.

4.              Comment:   If a Fund is currently focused in a particular industry, country or sector, among others, please include specific principal investment strategy and risk disclosure for such focus.

Response: The Trust has reviewed the principal investment strategies disclosure for each Fund and respectfully submits that that such disclosure accurately describes each Fund’s principal investment strategies and how the Fund intends to achieve its investment objectives in accordance with Item 9(b) of Form N-1A and summarizes such matters in accordance with Item 4(a) of Form N-1A. Further the Trust believes that the principal risks disclosed for each Fund appropriately describe those risks to which each Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. Based on the foregoing, the Funds respectfully decline to add specific disclosure regarding its historical exposure.

5.              Comment: The Staff noted that PNC Balanced Allocation Fund (the “Balanced Fund”) may invest in convertible securities. The Staff requests that the Trust confirm supplementally if PNC Capital Advisors, LLC (the “Adviser”) intends to invest the Fund’s assets in contingent convertible securities (“CoCos”) and to what extent. The Staff may have additional comments regarding the Fund’s investments in CoCos once this information is provided.

Response: The Fund does not have any current investments in CoCos and confirms that although the Fund may invest in contingent convertible securities, such securities are currently not expected to constitute a principal investment strategy.

6.              Comment:   With respect to Balanced Fund, which presents performance against more than one index, the Staff requests that the Trust add disclosure about these additional indices in the narrative explanation accompanying the bar chart and table in accordance with Instruction 2(b) to Item 4 of Form N-1A.

Response: The Trust declines to make the requested changes. Instruction 2(b) to Item 4 of Form N-1A requires that if an additional index is included, a fund shall “disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).” The Trust believes that the current disclosure is appropriate and notes that the narrative explanation accompanying the bar chart and table states that the Balanced Fund’s performance is compared with those of “one or more broad measures of market performance.”

7.              Comment: The Staff noted that, with respect to PNC Emerging Markets Equity Fund (“Emerging Markets Fund”), emerging market issuers “include companies meeting one or more of the following criteria: (i) the principal trading market for the issuer’s securities is in an emerging market country; (ii) the issuer derives at least 50% of its total revenue or profit from goods produced or sold and investments made or services performed in emerging market countries; (iii) the issuer has at least 50% of its assets in emerging market countries; or (iv) the company is organized under the laws of, or has a principal office in, an emerging market country.” The Staff requests that the referenced disclosure be revised to reflect “and” instead of “or” with respect to sub-item (iv). If declined, the Staff requests that the Trust explain supplementally how a company that is organized under the laws of, or that has a principal office in, an emerging market country is “tied economically to emerging market countries” as set forth in the Fund’s 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (“Rule 35d-1”).

Response: The Trust believes that an issuer is tied economically to emerging market countries if such issuer is organized under the laws of, or has a principal office in, an emerging market country and believes that this determination is consistent with Rule 35d-1. As proposed, Rule 35d-1 would have required investment companies with names that suggest that they focus their investments in a particular country to meet one of three criteria specified in the proposed rule, the first of which included investments in “securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region.”1  The final rule was modified to provide funds with “the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria.”2 Thus, the final rule did not remove or invalidate any of the three proposed criteria; rather, it gave funds the flexibility to meet its requirements in additional ways.  This outcome indicates that the securities of a company organized under the laws of, or has a principal office in, an emerging market country are, remains appropriate to include in the Fund’s Rule 35d-1 policy.

8.              Comment:   The Staff noted that the Emerging Markets Fund “may make significant investments in issuers located or doing business in a single country or geographic region” and requests that, if known, to add disclosure stating such country or geographic region.

Response: As discussed in response to comment 4 above, the Trust believes that the principal risks disclosed for each Fund appropriately describe those risks to which each Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarizes such matters in accordance with Item 4(b) of Form N-1A. Based on the foregoing, the Funds respectfully decline to add specific disclosure regarding its historical exposure.

9.              Comment:   The Staff requests confirmation that, for the purposes of complying with a Fund’s 80% policy under Rule 35d-1, each applicable Fund will use the mark-to-market value and not the notional value of any derivatives and to add disclosure to the statutory prospectus of such Funds stating this policy.

Response:  Each applicable Fund currently intends to value derivative instruments for purposes of a Fund’s 80% policy in a manner consistent with Rule 35d-1. Although the Funds do not presently intend to use the notional values of derivatives for purposes of its

1  See Adopting Release, Note 24 and related text (discussing three criteria originally proposed for investment companies whose names suggest focus in a particular country).

2  See Adopting Release, at II.A.2.

80% policy, the Funds reserve the right to do so in the future in appropriate circumstances. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, a Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, a Fund might use that amount for purposes of the 80% policy.

10.       Comment: With respect to PNC International Equity Fund and PNC International Growth Fund, the Staff notes that in light of the term “international” in each Fund’s name, the Staff requests that the Trust add disclosure expressly describing how each Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. In connection with this comment, the Staff directs the Trust to footnote 42 of the Investment Company Act release number 24828 regarding the adoption of the Rule 35d-1 (“Footnote 42”).

Response: The Trust believes that the current disclosure in the principal investment strategies of PNC International Equity Fund and PNC International Growth Fund stating that the “Fund primarily invests in a portfolio of equity securities that is tied economically to a number of countries throughout the world, typically three or more” is consistent with the guidance provided by the SEC in Footnote 42 which states as follows:

“The terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Nonetheless, the Trust confirms that each Fund has historically maintained at least 40% of its assets in non-U.S. issuers as described in the Staff’s comment.

11.       Comment: The Staff notes that certain Funds include principal risk disclosure regarding growth investing. Please include corresponding strategy disclosure to the extent applicable for each such Fund.

Response: The Trust believes that the principal risks of a fund are those that are tied to investing in the fund itself, not necessarily those risks with respect to each separate instrument type in its portfolio. The Trust has evaluated its principal risk disclosure and believes it discloses “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yields, or total return” in accordance with Item 9(c) of Form N-1A. The Trust has reviewed the principal investment strategies disclosure for each Fund and respectfully submits that such disclosure accurately describes each Fund’s principal investment strategies and how the

Fund intends to achieve its investment objectives in accordance with Item 9(b) of Form N-1A and summarizes such matters in accordance with Item 4(a) of Form N-1A.

12.       Comment:   The Staff requests that disclosure be added to the principal investment strategies of PNC Multi-Factor Large Cap Value Fund stating that it may invest in emerging markets and related principal risk disclosure.

Response: The PNC Multi-Factor Large Cap Value Fund does not principally invest in emerging markets and the Trust notes that as of September 18, 2019 the Fund did not have significant investments in issuers tied to emerging markets. For the foregoing reasons, the Trust respectfully declines to make the requested disclosure changes.

13.       Comment:   The Staff seeks confirmation as to if a meeting of PNC Emerging Markets Equity Fund shareholders has been held during the period from September 27, 2018 to date.

Response: The Emerging Markets Fund has not held a shareholder meeting during the period from September 27, 2018 to date.  However, each PNC Fund in the PNC fund complex is proposed to merge into an acquiring Fund sponsored by Federated Investors, Inc., and a joint meeting of shareholders of the PNC Funds has been called for the purpose of voting on those proposed reorganizations.  If the proposed reorganization involving the Emerging Markets Fund is approved and completed, the referenced policy will no longer exist.

*    *    *    *    *    *

We believe that this submission fully responds to your comments.  Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2418.

Very truly yours,

/s/ Kathleen M. Nichols

Kathleen M. Nichols

cc:	Jennifer Spratley
John F. Kernan
Mallory L. Bivens
Jeremy C. Smith, Esq.